BC FORM 53-901F
(Previously Form 27)
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1.   Reporting Issuer

     Silver Standard Resources Inc.
     #1180 — 999 West Hastings StreetVancouver,
     B.C. V6C 2W2

2.   Date of Material Change

      May 12, 2003

3.   Press Release

     A news release was issued in Vancouver, B.C. on May 12, 2003.

4.  Summary of Material Change

Vancouver, B.C. -- Silver Standard Resources Inc. is pleased to report further impressive results from infill drilling at its wholly-owned Bowdens silver project located in New South Wales, Australia. The results from 30 reverse circulation drill holes reported here are among the remaining results of a 19,000-meter program that commenced in October 2002 and was recently completed.

5.  Full Description of Material Changes

      See attached news release 03-07.

6.  Reliance on Section 85(2) of the Act

      N/A

7.  Omitted Information

      NIL

8.  Senior Officers

      Names:  R.A. Quartermain, President and Director
                    Linda J. Sue, Corporate Secretary

     Business Tel.: (604) 689-3846

9.  Statement of Senior Officer

      The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 14th day of May, 2003

/s/ Linda J. Sue
_________________________________
Linda J. Sue, Corporate Secretary

News Release 03-07	Trading Symbols:
May 12, 2003	Nasdaq SmallCap: SSRI
TSX Venture: SSO
Berlin: 848840

SILVER STANDARD REPORTS IMPRESSIVE SILVER ASSAYS FROM AUSTRALIA

Vancouver, B.C.—Silver Standard Resources Inc. is pleased to report further impressive results from infill drilling at its wholly-owned Bowdens silver project located in New South Wales, Australia. The results from 30 reverse circulation drill holes reported here are among the remaining results of a 19,000-meter program that commenced in October 2002 and was recently completed.

Most of the holes reported here were located in the Main Zone North area of the flat-lying deposit where earlier, wider-spaced drilling had identified thick sequences of silver mineralization. Other holes were located at Bundarra North and Main Zone South. The results of the 30 drill holes confirm continuity of mineralization between earlier holes, with high-grade silver values locally over significant intervals.

The best results in the Main Zone North are in holes BGR-286, 280 and 278. BGR 286 and 280 are 200 meters apart and, together with other holes drilled in the vicinity, underline the potential for increasing the grade (and contained silver) of the Bowdens deposit. BGR-286 intersected 8.1 ounces of silver per ton over 167.3 feet (278 grams of silver per tonne over 51 meters) plus base metal credits and included 30.8 ounces of silver per ton over 32.8 feet (1,056 grams of silver per tonne over 10 meters) plus base metal credits. BGR-280 intersected 8.7 ounces of silver per ton over 118.1 feet (299 grams of silver per tonne over 36 meters) plus base metal credits and BGR-278 intersected 18.0 ounces of silver per ton over 52.5 feet (618 grams of silver per tonne over 16 meters) plus base metal credits, including 90.0 ounces of silver per ton, 4.56% lead and 3.35% zinc over 6.6 feet (3,085 grams of silver per tonne over 2.0 meters).

BGR-299, a single infill hole in the Main Zone South, also intersected good values over significant dimensions. This hole assayed 1.8 ounces of silver per ton and 1.0% zinc over 232.9 feet (63 grams of silver per tonne over 71 meters).

The best result from Bundarra North is in BGR-301 which intersected 3.8 ounces of silver per ton over 42.7 feet (132 grams of silver per tonne over 13 meters) as well as deeper zones of lower grade mineralisation which include 1.1 ounces of silver per ton over 173.9 feet (37 grams of silver per tonne over 53 meters) plus base metal credits.

See the accompanying table for further results and visit http://www.silver-standard.com/s/News-2002.asp to view the drill hole plan.

The deposit is open to the north and northwest where mineralization appears to extend under a hill that currently inhibits reverse circulation drilling with available equipment. Results from a further 12 holes are pending and will be reported as assaying is finalized. Upon receipt of all assay data, the company plans to complete a new block model resource calculation.

In addition to the program at Bowdens, Silver Standard is presently drilling at its Challacollo property in Chile and at its La Valenciana property in the State of Durango, Mexico.

Silver Standard is a significant silver resource company with projects in Australia, Argentina, Chile, Mexico, the United States and Canada. The company’s assets include measured and indicated resources of 288.8 million ounces of silver and 1.1 million ounces of gold, plus inferred resources of 356.2 million ounces of silver and 1.1 million ounces of gold. Silver Standard is well financed and actively advancing its portfolio with drill programs now under way and new acquisitions under investigation.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.

Selected Bowdens Drill Results - May 2003 **
Hole No.	Northing	Easting	From (meters)	To (meters)	Interval (meters)	Silver (in g/t)	Interval (in feet)	Silver (in oz./ton)	Lead (in %)	Zinc (in %)
Main Zone North
BGR-274	10525	15260	93	104	11	61	36.1		.63	.50
			110	119	9	93	29.5	2.7	0.79	0.17
BGR-275	10500	15295	49	86	37	48	121.4	1.4	0.16	0.31
incl.			60	71	11	71	36.1	2.1	0.20	0.40
BGR-276	10375	15300	40	42	2	114	6.6	3.3	0.17	0.63
BGR-277	10450	15275	53	73	20	54	65.6	1.6	0.39	0.55
			117	139	22	99	72.2	2.9	0.71	0.85
incl.			123	127	4	297	13.1	8.7	2.19	2.49
incl.			133	135	2	287	6.6	8.4	1.16	2.13
BGR-278	10450	15275	48	64	16	618	52.5	18.0	1.25	1.31
incl.			48	50	2	3,085	6.6	90.0	4.55	3.35
BGR-279	10525	15450	40	55	15	91	49.2	2.7	0.05	0.06
			90	100	10	86	32.8	2.5	0.10	0.09
			100	120	20	90	65.6	2.6	0.20	0.08
incl.			113	115	2	413	6.6	12.0	0.64	0.12
BGR-280	10475	15395	83	119	36	299	118.1	8.7	0.64	0.19
incl.			83	86	3	1,163	9.8	33.9	1.68	0.48
and			101	105	4	729	13.1	21.3	1.05	0.32
			126	138	12	97	39.4	2.8	0.29	0.20
BGR-281	10500	15415	89	111	22	189	72.2	5.5	0.47	0.08
incl.			93	103	10	298	32.8	8.7	0.65	0.08
			135	143	8	106	26.2	3.1	0.19	0.02
			143	173	30	20	98.4	0.6	0.14	0.37
BGR-282	10525	15450	140	171	31	181	101.7	5.3	0.46	0.15
incl.			145	154	9	297	29.5	8.7	0.59	0.04
BGR-283	10550	15400	131	186	55	109	180.4	3.2	0.21	0.10
incl.			131	152	21	143	68.9	4.2	0.27	0.14
incl.			168	171	3	399	9.8	11.6	0.34	0.29
			192	217	25	101	82.0	2.9	0.37	0.14
			193	203	10	173	32.8	5.0	0.54	0.17
BGR-284	10375	15350	44	93	49	111	160.8	3.2	0.88	0.73
incl.			48	72	24	152	78.7	4.4	1.13	0.93
incl.			50	56	6	418	19.7	12.2	0.75	1.01
incl.			84	92	8	176	26.2	5.1	0.88	0.40
BGR-285	10575	15200	35	58	23	117	75.5	3.4	0.58	0.74
incl.			38	39	1	807	3.3	23.5	2.41	3.43
			76	80	4	453	13.1	13.2	1.28	0.84
BGR-286*	10550	15200	19	29	10	132	32.8	3.8	0.39	0.18
			42	93	51	278	167.3	8.1	0.54	0.42
incl.			69	72	3	405	9.8	11.8	1.49	0.45
incl.			79	89	10	1,056	32.8	30.8	1.09	0.58
incl.			82	85	3	2,243	9.8	65.4	2.0	0.95
			104	120EOH	16	82	52.5	2.4	0.19	0.13
BGR-287*	10525	15200	3	18	15	65	49.2	1.9	0.28	0.35
			25	44	19	78	62.3	2.3	0.52	0.81
			55	78	23	61	75.5	1.8	0.18	0.20
			90	100EOH	10	187	32.8	5.5	0.51	0.55
BGR-288	10500	15200	12	40	28	100	91.9	2.9	0.34	0.53
incl.			36	40	4	399	13.1	11.6	0.93	1.01
			47	79	32	102	105.0	3.0	0.26	0.31
incl.			62	70	8	214	26.2	6.2	0.44	0.34
			93	108	15	77	49.2	2.2	0.16	0.17
BGR-289	10475	15200	22	44	22	177	72.2	5.2	0.57	1.03
BGR-290	10450	15220	0	48	48	37	157.5	1.1	0.20	0.42
BGR-291	10425	15220	2	20	18	95	59.0	2.8	0.33	0.26
incl.			3	7	4	249	13.1	7.3	0.56	0.06
BGR-292	10400	15220	4	38	34	52	111.5	1.5	0.31	0.42
incl.			9	27	18	68	59.0	2.0	0.34	0.44
BGR-293	10375	15220	6	21	15	69	49.2	2.0	0.31	0.27
BGR-294	10350	15230	3	33	30	54	28.4	1.6	0.20	0.46
incl.			18	21	3	248	9.8	7.2	0.52	1.25
BGR-295	10425	15400	78	107	29	75	95.1	2.2	0.26	0.22
incl.			82	87	5	197	16.4	5.7	0.36	0.24
BGR-296	10400	15400	48	78	30	138	98.4	4.0	0.28	0.27
incl.			52	57	5	397	16.4	11.6	0.59	0.50
incl.			69	72	3	338	9.8	9.9	0.91	0.55
BGR-297	10375	15400	46	57	11	88	36.1	2.6	0.28	0.37
			65	90	25	114	82.0	3.3	0.31	0.49
incl.			65	66	1	662	3.3	19.3	1.51	0.82
incl.			71	82	11	139	36.1	4.1	0.33	0.49
BGR-298	10325	15350	32	80	48	60	157.5	1.7	0.32	0.42
incl.			48	54	6	167	19.7	4.9	0.44	0.47
Main Zone South
BGR-299	10075	15450	12	83	71	63	232.9	1.8	0.44	0.96
incl.			46	53	7	113	23.0	3.3	0.97	2.14
incl.			64	69	5	112	16.4	3.3	0.85	1.59
incl.			72	80	8	63	26.2	1.8	0.88	2.28
BGR-300	10194	15149	32	42	10	109	32.8	3.2	0.80	1.40
Bundarra North Zone
BGR-301	10550	15036	59	72	13	132	42.7	3.8	2.14	0.95
incl.			65	66	1	1,220	3.3	35.6	6.89	2.11
			105	158	53	37	173.9	1.1	0.66	0.41
incl.			141	146	5	117	16.4	3.4	1.71	0.53
			163	237	74	26	242.8	0.8	0.31	0.17
BGR-302	10425	15000	16	30	14	62	45.9	1.8	0.45	1.01
incl.			23	24	1	517	3.3	15.1	1.96	3.40
BGR-303	10400	14950	37	74	37	33	121.4	1.0	0.42	1.01
incl.			64	73	9	47	29.5	1.4	0.42	1.11
			90	132	42	42	137.8	1.2	0.13	0.29
incl.			99	110	11	65	36.1	1.9	0.21	0.58

*  Holes ending in mineralization. Ian J. Pringle, PhD, Geology, and manager, Silver Standard Australia Pty Limited, is the Qualified Person (QP) responsible for the Bowdens exploration program and has verified the data in the table above. Sample preparation of the reverse circulation percussion (BGR holes) drill chips (sampled at one-meter intervals) was done at ALS Chemex’s Orange facility. Assays were undertaken at ALS Chemex’s Brisbane laboratory by ore grade digestion method OG-46 (predigestion in nitric acid, evaporated residue leached in strong hydrochloric acid and ammonium acetate with addition of a complexing agent, sodium thiosulphate). Elemental concentrations were measured by AAS with a gravimetric finish.

The ALS Chemex QC protocol requires that each batch of 50 samples analysed include a reagent blank, three replicate determinations and two standard materials. Samples exhibiting anomalous values (high or low) are routinely reanalysed using either the original pulp or a second split.